SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                CAPITAL REALTY INVESTORS-III LIMITED PARTNERSHIP
                            (Name of Subject Company)

 MPF NY-2005,LLC; STEVEN GOLD; MPF DEWAAY FUND 2, LLC; MPF INCOME FUND 21, LLC;
    MPF INCOME FUND 23, LLC; MPF FLAGSHIP FUND 11, LLC; MPF BLUERIDGE I, LLC; MPF BLUERIDGE II, LLC; MPF DEWAAY PREMIER FUND 3, LLC; MACKENZIE PATTERSON
     SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC;
          MP ACQUISITION CO. 3, LLC AND MACKENZIE PATTERSON FULLER, LP
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                  MacKenzie Patterson Fuller, LP
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                       Amount of
         Valuation*                                        Filing Fee

         $2,400,000                                        $256.80

 * For purposes of calculating the filing fee only. Assumes the purchase of 12,000 Units at a purchase price equal to $200 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $256.80
         Form or Registration Number:  SC TO-T
         Filing Party: MacKenzie Patterson Fuller, LP
         Date Filed: March 15, 2006

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of March 15, 2006 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF NY-2005, LLC; Steven Gold; MPF DeWaay Fund 2, LLC; MPF Income Fund 21, LLC; MPF Income Fund 23, LLC; MPF Flagship Fund 11, LLC; MPF Blueridge I, LLC; MPF Blueridge II, LLC; MPF DeWaay Premier Fund 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MacKenzie Patterson Special Fund 7, LLC; MP Acquisition Co. 3, LLC; and MacKenzie Patterson Fuller, LP (collectively the "Purchasers") to purchase up to 12,000 Units of limited partnership interest (the "Units") in Capital Realty Investors-III Limited Partnership, a Maryland limited partnership (the "Partnership"), the subject company, at a purchase price equal to $200 per Unit, less the amount of any distributions declared or made with respect to the Units between March 15, 2006 (the "Offer Date") and April 21, 2006 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 15, 2006 (the "Offer to Purchase") and the related Letter of Transmittal.

The Purchasers are amending their filing to clarify the meaning of their previous disclosure that the Depository has "access" to the securities prior to their acceptance for payment and the Expiration Date. The Purchasers and the Depository have no rights with respect to the Units prior to the Expiration Date and the Purchasers acceptance of the Units tendered for payment. The disclosure is intended to simply notify unitholders that the Depository is an affiliate of the Purchasers and may have possession over signed letters of transmittal prior to the Expiration Date.

Further, the Purchasers are clarifying that the rights listed on page 2 of the Offer relating to the ability to terminate the Offer and to amend the Offer must be exercised, if at all, prior to the Expiration Date. The right to extend the offer must be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Time, on the next business day after the scheduled Expiration Date.

Further, the Purchasers are amending the answer to the question "What is the market value of my Units" on page 1 and the second paragraph of page 9 to delete the reference to the trading price of $650 per Unit reported by the Stanger Report. The reported trade was not in fact made (it was, according to the publisher, a trade for a different partnership). There were no recent trades reported by the Stanger Report.








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

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2006

MPF NY-2005, LLC; MPF DeWaay Fund 2, LLC; MPF Income Fund 21, LLC; MPF Income Fund 23, LLC; MPF Flagship Fund 11, LLC; MPF Blueridge I, LLC; MPF Blueridge II, LLC; MPF DeWaay Premier Fund 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MacKenzie Patterson Special Fund 7, LLC; and MP Acquisition Co. 3, LLC

By:      /s/ Christine Simpson
         --------------------------------
         Christine Simpson, Vice President of Manager
          or General Partner of each of the above bidders

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Christine Simpson
         --------------------------------
         Christine Simpson, Vice President of its General Partner


STEVEN GOLD

/s/ Steven Gold
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